

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

<u>Via Secured E-mail</u>
Mr. Masahiro Morimoto
President and Representative Officer
UBIC, Inc.
Meisan Takahama Building
2-12-23 Kounan
Minato-ku, Tokyo 108-0075
Japan

> **Re: UBIC, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form F-1**
> **Submitted July 27, 2012**
> **CIK No. 0001550935**

Dear Mr. Morimoto:

We have reviewed your amended confidential draft registration statement and the letter dated July 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 21, 2012.

<u>General</u>

1.   We note that you updated to include March 31, 2012 financial statements pursuant to prior comment 1. Please tell us why you continue to include a separate set of audited financial statements as of and for the two years ended March 31, 2011. In this regard, tell us whether you intend to take advantage of the scaled financial statement disclosure requirements available under the Jumpstart our Business Startups Act. We refer you also to FAQ 8 of the Jumpstart our Business Startups Act Frequently Asked Questions available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Mr. Naritomo Ikeue
UBIC, Inc.
August 23, 2012
Page 2

2.   We note that you have not identified the lead underwriters in your registration statement.
        Please name the lead underwriters in your next and all future amendments. Alternatively,
        you may provide a full explanation in your response letter of why the identities of the
        lead underwriters cannot be included, but please be advised that we may defer further
        review of your submission or filing, based on the explanation and surrounding facts and
        circumstances.

Registration Statement Facing Sheet

3.   In response to prior comment 8, you advise that you amended the facing sheet and
        signature pages of the filing to use the exact corporate name as set forth in the articles of
        incorporation. However, in Exhibit 3.1, the name: "Kabushiki Kaisha UBIC" is
        provided. Please reconcile the apparent inconsistency.

Prospectus Summary

Industry Overview, page 2

4.   Provide supplementally a copy of the Radicati Group Inc. report with text cited in the
        document highlighted and cross-referenced to the page(s) of your document where such
        information is cited.

5.   As a related matter, identify the "industry analysts" that estimated total eDiscovery
        revenue relating to U.S. lawsuits was $3.3 billion in 2009 and will grow to an estimated
        $5.7 billion in 2013. To the extent this data is contained in the third-party reports
        previously provided, you should provide those reports supplementally with your amended
        filing and highlight the cited statistics and provide cross-references to your amended
        filing.

Summary Consolidated Financial Information, page 8

6.   Revise your "as adjusted" balance sheet information on page 9, and the related footnote
        disclosures, to reflect the conversion of the ¥110.0 million aggregate face amount of your
        convertible notes on May 15, 2012.

Risk Factors

In connection with the preparation of our U.S. GAAP financial statements . . ., page 14

7.   We note from your revised disclosures provided in response to prior comment 13 that you
        have begun the process of remediating the material weakness in your internal control
        over financial reporting. Please further revise your disclosures to explain how long you
        estimate it will take to remediate the identified material weaknesses and disclose any
        material costs associated with your remediation plan that you have incurred and/or that

you expect to incur. Additionally, revise to disclose the titles of the two individuals hired and the titles of the accounting and financial reporting staff you intend to hire.

8.   Also, tell us what roles the individuals recently hired will have in preparing your financial statements and evaluating the effectiveness of your internal control over financial reporting. Tell us more about the background of these individuals and their knowledge of U.S. GAAP and SEC rules and regulations. In this regard, explain further

9.   their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In addition, tell us whether they hold and maintain any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant and tell us the relevant education and ongoing training they have had related to U.S. GAAP.

"Rights of shareholders under Japanese law may be different from those under the laws of the United States", page 21

10.   Please revise the risk factor to identify concisely the most significant differences in rights of shareholders under Japanese law.   Your response should introduce potential investors to the most significant reasons they may have more difficulty in asserting their rights than they would as a shareholder of a United States corporation.

"We are an 'emerging growth company"…, page 22

11.   Revise to identify circumstances in addition to a $700 market capitalization that would result in the loss of your status as an emerging growth company prior to the last day of your fiscal year following the fifth anniversary of the date of the first sale of your equity securities pursuant to this registration statement. Alternatively, tell us why you do not believe such additional details would be material to an understanding of the risk you identify and describe.

Capitalization and Indebtedness, page 28

12.   Revise note (1) to your capitalization table and remove the reference to the 2-for-1 stock split on April 1, 2012 as this adjustment appears to already be reflected in the "actual" column.

Dilution, page 29

13.   Please provide the calculations that support the net tangible book value at March 31, 2012 of ¥2,628.0.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

14.   Revise to quantify the various factors that contributed to the increases in sales and marketing expenses and general and administration expenses as described in your revised disclosures provided in response to prior comment 20. In this regard, we note that the only information quantified is the increase in payroll costs, which represents only 40% of the increase in selling, general and administrative expenses from fiscal 2010 to fiscal 2011. You should provide similar disclosure for the increase in these expenses from fiscal 2009 to fiscal 2010, including providing qualitative discussion for increases in such expenses.

15.   We note your reference to "considerable and successful efforts" to restrain your expenses in fiscal 2010 and your continued success in fiscal 2011 in further reducing total operating expenses as a percentage of total revenues. Please revise to include a discussion of the specific steps you have taken (and continue to take), or programs you have implemented, in your efforts to reduce operating expenses.

16.   You indicate in your response to prior comment 20 that research and development expenses during the fiscal periods presented have been immaterial. Please clarify how such costs were immaterial when you state on page 69 that you have made and will continue to make significant investments in research and development to introduce new versions of your software solutions that incorporate innovative features, improved functionality and address unique business requirements. You also indicate on page 65 that in 2012 you updated Version 4.0 of Lit I View, which was originally launched in 2009.

Liquidity and Capital Resources

Cash flows, page 53

17.   We note you provided the days of sales outstanding for March 31, 2011 in response to prior comment 24. Please provide this information for March 31, 2012 and March 31, 2010 for comparative purposes and include a discussion of any material changes.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105, Mary Cascio, Special Counsel, at (202) 551-3242 or the undersigned at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal